

13030726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 1 2013
Washington DC 402

| SEC FILE NUMBER |
|---|
| 8-52950 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

| New York | New York | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | New York | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Richard Emmet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Markets, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

VICKIANA ARIAS
Notary Public, State of New York
NO:01-AR6203348
Qualified in Kings County
Commission Expires, April 06,20 13



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

Jane Street Markets, LLC
Year Ended December 31, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Jane Street Markets, LLC

Statement of Financial Condition

December 31, 2012

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

## Report of Independent Registered Public Accounting Firm

To the Member of
Jane Street Markets, LLC

We have audited the accompanying statement of financial condition of Jane Street Markets, LLC, (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Markets, LLC, at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2013

## Jane Street Markets, LLC

## Statement of Financial Condition

December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash | $ 876,410 |
| Securities owned, at fair value: | |
| Equities | 410,227,834 |
| | |
| Due from brokers | 1,606,444 |
| Due from affiliates | 325,448 |
| Other assets | 35,960 |
| Total assets | $ 413,072,096 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at fair value: | |
| Equities | $ 346,482,473 |
| | |
| Due to broker | 43,893,682 |
| Due to Parent | 121,326 |
| Due to affiliates | 10,077,636 |
| Accrued expenses and other liabilities | 185,505 |
| Total liabilities | 400,760,622 |
| Member's equity | 12,311,474 |
| Total liabilities and member's equity | $ 413,072,096 |

*See accompanying notes.*

## Jane Street Markets, LLC

## Notes to Statement of Financial Condition

December 31, 2012

### 1. Nature of Operations

Jane Street Markets, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Jane Street Holding II, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), BATS Z-Exchange, Inc., NYSE Arca, Inc., NASDAQ OMX BX, Inc., NASDAQ OMX PHLX, LLC, NASDAQ Stock Market LLC, and NYSE Liffe U.S., LLC. The Company trades for its own account and is an OTC market-maker in Pink Sheet securities.

### 2. Summary of Significant Accounting Policies

***Basis of Presentation***

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Use of Estimates***

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

***Cash***

The Company at times may maintain cash in deposit accounts in excess of the Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

***Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value***

Generally, securities owned and securities sold, not yet purchased traded on a national securities exchange are valued at the last reported sales price at December 31, 2012. Those American Depository Receipts ("ADRs") which are included in securities owned and securities sold, not yet purchased, and are readily convertible into the underlying security and are traded on the OTC market are valued as of the last available public sale price on the exchange of the underlying security. Furthermore, listed ADRs and the underlying equity security are valued as of the last available ADR price on the exchange.

**2. Summary of Significant Accounting Policies (continued)**

Futures contracts traded on a national securities exchange are valued at the last reported sales price at December 31, 2012.

In carrying out its valuation responsibilities, the Company has considered the availability and quality of external market information to provide justification and rationale for its fair value estimates.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in Member's equity.

Dividend income on securities owned and dividend expense on securities sold, not yet purchased are recorded on the ex-dividend date.

***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Both purchases and sales of securities and revenue and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on financial instruments from fluctuations arising from changes in market prices of financial instruments held.

***Income Taxes***

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in

## 2. Summary of Significant Accounting Policies (continued)

Member's equity. The Company has not accrued any amounts related to income tax positions and related uncertainties.

### *New Pronouncements*

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Accounting Standards Codification 820 ("ASC 820")), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Report Standards ("IFRS")* ("ASU 2011-04"). The amendments establish common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. For many requirements, the FASB does not intend for the amendments to result in a change in the application of the requirements of ASC 820. This requirement is effective for periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not materially impact the Company's Statement of Financial Condition.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). Under ASU 2011-11, entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. ASU 2011-11 is effective for fiscal years beginning on or after January 1, 2013. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures.

## 3. Fair Value of Financial Instruments

ASC 820 provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

### 3. Fair Value of Financial Instruments (continued)

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes significant unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the company's own data.

The following tables set forth the Company's securities and other financial instruments by level within the fair value hierarchy as of December 31, 2012:

| | Fair Value Hierarchy | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Securities owned: | | | |
| Equities: | | | |
| Basic materials | $ 24,764,020 | $ 17,112,190 | $ 41,876,210 |
| Communications | 12,583,696 | 19,229,447 | 31,813,143 |
| Consumer, cyclical | 36,713,258 | 27,912,224 | 64,625,482 |
| Consumer, non-cyclical | 50,092,385 | 35,791,705 | 85,884,090 |
| Diversified | 9,191,831 | 3,831,569 | 13,023,400 |
| Energy | 26,017,475 | 10,667,097 | 36,684,572 |
| Financial | 27,685,788 | 28,574,526 | 56,260,314 |
| Industrial | 16,002,412 | 33,417,599 | 49,420,011 |
| Technology | 4,132,432 | 6,360,155 | 10,492,587 |
| Utilities | 8,007,213 | 12,140,812 | 20,148,025 |
| Total Securities owned | $ 215,190,510 | $ 195,037,324 | $ 410,227,834 |

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Derivative assets: | | | |
| Futures contracts included in Due to broker | $ – | $ 101,100 | $ 101,100 |

**3. Fair Value of Financial Instruments (continued)**

| | Fair Value Hierarchy | | |
|---|---|---|---|
| | Level 1 | Level 2 | Total |
| Securities sold, not yet purchased: | | | |
| Equities: | | | |
| Basic materials | $ 33,256,648 | $ 632,167 | $ 33,888,815 |
| Communications | 27,706,654 | 480,892 | 28,187,546 |
| Consumer, cyclical | 45,317,449 | 871,888 | 46,189,337 |
| Consumer, non-cyclical | 71,845,939 | 1,056,029 | 72,901,968 |
| Diversified | 10,643,828 | 147,726 | 10,791,554 |
| Energy | 29,583,933 | 1,246,472 | 30,830,405 |
| Financial | 48,572,259 | 979,998 | 49,552,257 |
| Industrial | 45,709,885 | 2,114,882 | 47,824,767 |
| Technology | 8,968,961 | 11,606 | 8,980,567 |
| Utilities | 16,630,672 | 704,585 | 17,335,257 |
| Total Securities sold, not yet purchased | $ 338,236,228 | $ 8,246,245 | $ 346,482,473 |

| | Level 1 | Level 2 | Total |
|---|---|---|---|
| Derivative liabilities: | | | |
| Futures contracts included in Due to broker | $ – | $ 210,637 | $ 210,637 |

During the year ended December 31, 2012, there were no securities or other financial instruments classified as Level 3.

There were no significant transfers between the Level 1 and Level 2 categories during the year ended December 31, 2012.

**4. Due To and From Brokers and Concentration of Credit Risk**

The clearing and depository operations for the Company's securities transactions are provided by four brokers. At December 31, 2012, the amounts reflected in Due to broker and Due from brokers in the Statement of Financial Condition are primarily from two brokers.

Amounts Due to broker and amounts Due from brokers in the Statement of Financial Condition include net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from financial instruments and foreign currency

**4. Due To and From Brokers and Concentration of Credit Risk (continued)**

translations. Amounts due to and from the same broker have been offset where the right of offset exists.

Substantially all securities held at the broker serve as collateral for the amounts due to that broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, securities owned and securities sold, not yet purchased, are generally subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 7).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

**5. Intercompany and Related Party Transactions**

The Parent and certain affiliates pay for office space, payroll, and certain operating expenses on behalf of the Company. These expenses may include, among others, market data and trading software, and professional fees. An affiliate also allocates to the Company certain costs related to the Company's use of the affiliate's fixed assets. The total net expense allocated from the Company's Parent for the year ended December 31, 2012 was $121,326. This amount is reflected in the Due to Parent balance in the Statement of Financial Condition. The total net expense allocated from affiliates for the year ended December 31, 2012 was $16,737,045. The amount reflected as Due to affiliates in the Statement of Financial Condition is primarily comprised of the unreimbursed portion of this expense. Additionally, the Company pays certain operating expenses on behalf of some of its affiliates. The total net expense allocated to the affiliates for the year ended December 31, 2012 was $329,909. Of this amount $320,553 is reflected in the Due from affiliates balance in the Statement of Financial Condition, and $9,356 is netted in the Due to affiliates balance in the Statement of Financial Condition.

In addition to the foregoing, the Company, along with its affiliates, may execute intercompany securities transactions as a means of effecting position transfers between the entities involved.

**5. Intercompany and Related Party Transactions (continued)**

These positions are transferred at fair value with no gain or loss recognized in connection with the transfers.

Separate from the above, the Company provides certain affiliates with sponsored access to the NASDAQ and BATS exchanges to facilitate these affiliates' trading thereon. The Company also periodically serves as an affiliate's agent for purposes of executing over-the-counter transactions in equity securities with unaffiliated, third-party broker-dealers. Fees associated with sponsored access and over-the-counter transactions were $457,088 and $304,716, respectively, for the year ended December 31, 2012. These amounts are either netted in the Due to affiliates balance or included in the Due from affiliates balance in the Statement of Financial Condition.

**6. Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $1,000,000, which is an amount based on market-maker activity, as defined. At December 31, 2012, the Company had net capital of $11,702,149, which exceeded the requirement of $1,000,000 by $10,702,149.

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

**7. Derivative Financial Instruments**

The Company's activities may include the purchase and sale of futures, forward currency contracts, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These financial instruments are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivatives are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect

**7. Derivative Financial Instruments (continued)**

correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational, and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The Company trades futures contracts. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be marked to market daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

Forward contracts and options thereon, unlike futures contracts, are not traded on exchanges and are not standardized; rather, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward and cash trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration.

## 7. Derivative Financial Instruments (continued)

The fair value of derivative financial instruments as of December 31, 2012, and the volume of these financial instruments for the year ended December 31, 2012 are as follows:

| | Derivative Fair Value at December 31, 2012 | | | Volume | |
|---|---|---|---|---|---|
| Derivative | Assets | Liabilities | Statement of Financial Condition Line Item | Number of Underlying Securities | Number of Contracts |
| Indices – Futures | $ 101,100 | $ 210,637 | Due to broker | | 76,802 |
| Equities – Rights and Warrants | – | – | | | 1,260,507 |

## 8. Other Risks Related to Financial Instruments Held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market-maker. A market-maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions in the Company's financial statement.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates.

**8. Other Risks Related to Financial Instruments Held by the Company (continued)**

Generally the value of these instruments will change inversely with changes in interest rates. As interest rates rise, the fair value of these instruments tends to decrease. Conversely, as interest rates fall, the fair value of these instruments tends to increase. This risk is generally greater for long-term securities than for short-term securities.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a short squeeze can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

**8. Other Risks Related to Financial Instruments Held by the Company (continued)**

Currencies, securities and commodity interests, and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

The Company trades in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may trade foreign currencies and foreign currency-related products. These types of products entail risks in addition to those involved in securities of domestic issuers. Trading non-U.S. securities may represent a greater degree of risk than trading U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's portfolio holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company may effect transactions in the over-the-counter or interdealer markets. The participants in such markets are typically not subject to the same stringent level of credit evaluation as are members of exchange based markets. This exposes the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem, thus causing the Company to suffer a loss. In addition, in the case of a default, the Company could become subject to adverse market movements while replacement transactions are executed. Such counterparty risk is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Company has concentrated its transactions with a single or small group of counterparties. The Company is not restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. Although the Company does not have a formal internal credit function, there is a constant evaluation of the creditworthiness of its counterparties. However, the ability of the Company to transact business with any one, or a number of, counterparties may increase the potential for losses by the Company.

**8. Other Risks Related to Financial Instruments Held by the Company (continued)**

The Company may trade preferred securities which are rated in the lower rating categories by the various credit rating agencies (or in comparable nonrated securities). Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. The market for lower-rated securities is thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower-rated securities.

**9. Subsequent Events**

The Company has evaluated events through the date that this financial statement was available to be issued.

During January 2013, the Company entered into a Revolving Note and Cash Subordination Agreement with the Parent, defining specific terms and conditions under which, from time to time, the Parent may lend the Company various dollar amounts. To date, the Company has not borrowed any funds from the Parent under this agreement.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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